02018806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43852

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SMBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Catalano, Jr. Vice President and Chief Financial Officer — (212) 224-5345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ANDERSEN

SMBC SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 and 2000
TOGETHER WITH AUDITORS' REPORT

SMBC SECURITIES, INC.
Sumitomo Mitsui Banking Corporation Group

277 Park Avenue
New York, NY 10172
Tel: (212) 224-4000
Fax: (212) 593-9522

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statements of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audits.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
SMBC Securities, Inc.:

We have audited the accompanying statements of financial condition of SMBC Securities, Inc. as of December 31, 2001 and 2000, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMBC Securities, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
February 1, 2002

SMBC SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

ASSETS	2001	2000
ASSETS:		
Cash and cash equivalents	$ 278,198	$ 26,348,879
Securities purchased under agreements to resell	2,990,073,709	3,525,594,299
Securities owned, at market value (including securities pledged to counterparties of $130,000,000 in 2001 and $26,779,208 in 2000)	130,000,000	26,779,208
Receivable from brokers, dealers and clearing organization	118,044,333	37,912,676
Receivables from customers	2,053,499	786,732
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,586,446 in 2001 and $1,412,566 in 2000	701,775	622,748
Deferred tax assets	768,348	702,574
Other assets	224,085	720,012
Total assets	$ 3,242,143,947	$ 3,619,467,128
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Bank loan payable	$ 850,000	$ -
Securities sold under agreements to repurchase	3,058,425,436	3,523,035,846
Payable to brokers, dealers and clearing organization	110,401,415	26,431,670
Accounts payable, accrued expenses and other liabilities	2,645,399	1,938,185
	3,172,322,250	3,551,405,701
SUBORDINATED LIABILITY	25,000,000	25,000,000
Total liabilities	3,197,322,250	3,576,405,701
STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value, 5 shares of Class A and 995 shares of Class B authorized, issued and outstanding	100	100
Paid-in capital	39,999,900	39,999,900
Retained earnings	4,821,697	3,061,427
Total stockholders' equity	44,821,697	43,061,427
Total liabilities and stockholders' equity	$ 3,242,143,947	$ 3,619,467,128

The accompanying notes are an integral part of these statements.

SMBC SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

1. ORGANIZATION

SMBC Securities, Inc. (the "Company" or "SMBC-SI", formerly, Sumitomo Bank Securities, Inc.) is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is also registered with the Municipal Securities Rulemaking Board. On April 1, 2001, The Sumitomo Bank, Limited and Sakura Bank, Ltd. merged to form The Sumitomo Mitsui Banking Corporation ("SMBC"). Accordingly, Sumitomo Bank Securities Inc. changed its name to SMBC Securities, Inc. The Company was incorporated on August 8, 1990, and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule. SMBC owns 80% of the Class A common stock and 100% of the Class B common stock and SMBC Financial Services, Inc. (formerly, Sumitomo Bank Financial Services, Inc. "SMBC-FS"), a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock.

The Company engages in trading of U.S. Government and agency securities, municipal bonds and enters into repurchase and reverse repurchase agreements which includes managing a matched book. The Company also acts as an originator, placement or facility agent for commercial paper and other types of debt securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Cash and cash equivalents include cash and federal funds sold. Federal funds are purchased and sold for one-day periods.

The fair value of the Company's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the statements of financial condition.

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The market value of collateral accepted by the Company under reverse repurchase agreements was $3,753,300,126 in 2001 and $3,949,116,523 in 2000, substantially all which has been sold or repledged. Collateral received from counterparties is valued daily, and should the market value of the securities received decline below the principal amount loaned, plus accrued interest, additional collateral is requested when appropriate.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by counterparty when permitted under Financial Accounting Standards Board's interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." Securities offset under FIN 41 at December 31, 2001 and 2000 totaled $783,192,437 and $414,417,278, respectively.

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives ranging from three to five years. Amortization on leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related leases or useful lives of the improvements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may vary.

Certain prior year balances have been reclassified to conform with current year presentation.

3. SECURITIES OWNED

The Company owned the following securities at December 31, 2001 and 2000:

	2001	2000
U.S. Agencies obligations	$130,000,000	$ -
U.S. Government obligations	-	26,779,208
Total securities owned, at market value	$130,000,000	$ 26,779,208

Securities owned, pledged to counterparties under repurchase agreements was $130,000,000 and $26,779,208 for the years ended December 31, 2001 and 2000, respectively.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivable from brokers, dealers and clearing organization and payable to brokers, dealers and clearing organization as December 31, 2001 and 2000 are as follows:

	2001	2000
Receivable from brokers, dealers and clearing organization:		
Fail to deliver	$110,230,863	$ 31,775,000
Receivables from clearing organization	2,897,892	5,716,767
Receivable from brokers and dealers	4,915,578	420,909
Payable to brokers, dealers and clearing organization:		
Fail to receive	110,289,090	25,623,771
Payable to clearing organization	-	-
Payable to brokers and dealers	112,325	807,899

5. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company engages in transactions with SMBC and affiliated companies. These transactions include but are not limited to securities purchased under agreements to

resell and securities sold under agreements to repurchase transactions, trade execution and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying financial statements:

Statements of Financial Condition

	2001	2000
Securities purchased under agreements to resell	$ 2,756,732,887	$ 3,186,151,480
Receivables from customers	411,502	672,188
Securities sold under agreements to repurchase	816,911,638	20,150,704
Accounts payable, accrued expenses and other liabilities	300,781	229,367
Subordinated liability	25,000,000	25,000,000

6. SUBORDINATED LIABILITY

In February 1998, the Company entered into a $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 28, 2003, and bears interest at the three-month London Interbank Offering Rate plus 25 basis points. The subordinated loan has been approved as regulatory capital by the NASD and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

7. COMMITMENTS AND CONTINGENCIES

In 1997, the Company entered into a Demand Promissory Note (the "Note") with JP Morgan Chase Manhattan Bank (the "Bank"). The Company can borrow up to $50 million with interest based upon the prevailing U.S. Federal Funds rate plus a spread, which is to be determined by the Bank. As of December 31, 2001, the Company had a bank loan payable of $ 850,000. At December 31, 2001 and 2000, the Company had a standby letter of credit from SMBC for $20,000,000.

The Company occupies office space under a noncancelable sublease with SMBC which expires on August 31, 2010. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under the prime lease.

Future minimum rentals under the sublease are estimated as follows:

	Minimum Rentals
Year ending December 31:	
2002	307,668
2003	307,668
2004	307,668
2005	307,668
2006	307,668
Thereafter	1,128,118
	$ 2,666,458

8. DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes, settles and finances proprietary securities transactions. These activities expose the Company to off-balance sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company's principal objective in holding or issuing derivatives is asset/liability management. Nontrading derivatives are used to help the Company manage its interest rate risk related to certain securities held in inventory.

The Company enters into transactions in financial instruments with off-balance sheet risk in order to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. These financial instruments include forward and futures contracts, interest rate swaps, contractual commitments, and the writing of options, each of which contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or money-market instruments underlying the financial instruments may be in excess of the amounts recognized in the statements of financial condition.

Forward and futures contracts provide for the delayed delivery of securities or financial instruments with the seller agreeing to make delivery at a specified future date and at a specified price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in securities values and interest rates. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or financial instruments underlying the option.

The Company provides trading, financing and related services to a diverse group of domestic counterparties including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

A summary of the contract or notional amounts of derivative financial instruments with off-balance sheet risk at December 31, 2001 and 2000 appears below (000's omitted):

	2001	2000
Futures contracts:		
Commitments to purchase	-	$ 248,657
Forward financing transactions:		
Commitments to purchase securities under agreements to resell	-	143,636
Commitments to sell securities under agreements to repurchase	-	650,500

A summary of the market or fair value of derivative instruments included in the statements of financial condition at December 31, 2001 and 2000 appears below (000's omitted):

	2001	2000
Assets:		
Futures	-	$ 1

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule of the SEC. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. As of December 31, 2001, the Company's net capital was $ 61,328,896 which exceeded the required minimum by $61,078,896. As of December 31, 2000, the Company's net capital was $ 64,716,200 which exceeded the required minimum by $64,466,200.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred rent	$ 205,833	$ 226,878
Depreciation	441,759	475,696
Other	120,756	-
Deferred tax assets	$ 768,348	$ 702,574

11. EMPLOYEE BENEFIT PLANS

The Company participates in a defined noncontributory Retirement Plan and defined contribution 401(k) Plan sponsored by its Parent, SMBC. The plans cover substantially all employees. Retirement Plan costs are allocated to the Company based on actuarial computations. Participants of the 401(k) Plan may contribute amounts up to 10% of their eligible compensation, subject to certain limitations. The Company will match such 401(k) contributions in an amount equal to the lesser of 50% of the first 6% contributed by the participant or 3% of total compensation.

Pursuant to rule 17a-5 of the Securities Exchange Commission, the audited Statement of Financial Condition as of December 31, 2001 is available for examination and copying at the principal office of the Company and at the New York regional office of the Commission.

ANDERSEN

To the Board of Directors of
SMBC Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SMBC Securities, Inc. (the "Company"), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 1, 2002